UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 458th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 18th, 2023

1.   DATE, TIME AND VENUE: On December 18th, 2023, at 09:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, first Paragraph of the Internal Rules (“Rules”) of the Board of Directors and the Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors, who subscribe to these minutes, as provided for in article 15, paragraph 2 of the Internal, establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira was also present, as the meeting Secretary.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 458th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 18th, 2023

4.  AGENDA AND RESOLUTION: The members of the Board of Directors appreciated the transaction proposal involving the conclusion of an Investment and Other Covenants Agreement between the Company and Auren Comercializadora de Energia Ltda. (“Auren”), to create a joint venture that will operate in the sale of customized renewable energy solutions across Brazil (“Transaction”).

After the closing of the Transaction and implementation of all the steps provided for in the respective contracts, the Company will hold 50% of the joint venture’s social capital and Auren will detain the remaining 50%. The relationship between the Company and Auren, in respect to the joint venture, will be regulated by a Shareholder Agreement, which ought to be concluded at the closing of the Transaction.

The joint venture will position itself in the free energy market in Brazil, which has been gradually implemented and, starting in January 2024, will be accessible to business customers connected to the high-voltage grid with demand below 500kW.

In this sense, the members of the Board of Directors present at the Meeting decided what follows:

4.1. Approval of the Transaction including the signing of the joint venture’s Investment Agreement and Shareholder Agreement.

The members of the Board of Directors unanimously and without reservation approved the realization of the Transaction, consistent with the joint investment of the Company and Auren, through the Investment and Other Covenants Agreements, for the formation of a joint venture that will be held 50% by each of the shareholders.

Lastly, the Board of Directors authorizes the Company’s Officers to take all necessary steps for the conclusion of the Transaction, including the conclusion of (i) the Investment and Other Covenants Agreement, between the Company and Auren; (ii) the Shareholders Agreement, between the Company and Auren; and (iii) all other contracts and documents necessary for the implementation of the Transaction.

The Transaction is subject to obtaining the applicable antitrust approvals.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 458th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 18th, 2023

5.     CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, December 18th, 2023. (aa) Presiding Board: Eduardo Navarro de Carvalho. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira. Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa.

I hereby certify that these minutes are a faithful copy of the minutes of the 458th Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 18th, 2023, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 18, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director